UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

Renren Inc.
(Name of Issuer)

Class A ordinary shares, par value US$0.001 per share
(Title of Class of Securities)

759892102
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	759892102

1	NAMES OF REPORTING PERSONS
Joseph Chen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		283,668,287 ordinary shares(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		283,668,287 ordinary shares(1)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

283,668,287 ordinary shares(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

31.4% of the Class A ordinary shares(2) (or 27.3% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares).

12	TYPE OF REPORTING PERSON

IN

(1) Representing 56,933,383 Class A ordinary shares, 43,066,617 Class A ordinary shares represented by 14,355,539 American depositary shares, 170,258,970 Class B ordinary shares and 13,409,317 options to purchase Class A ordinary shares exercisable within 60 days of December 31, 2014 held by Joseph Chen. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2) Based on 720,040,971 Class A ordinary shares outstanding as of December 31, 2014 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares and all options exercisable within 60 days of December 31, 2014 are exercised.

ITEM 1(a).	NAME OF ISSUER:

Renren Inc.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1/F, North Wing
18 Jiuxianqiao Middle Road
Chaoyang District, Beijing 100016
People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Joseph Chen

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Joseph Chen
1/F, North Wing
18 Jiuxianqiao Middle Road
Chaoyang District, Beijing 100016
People’s Republic of China

ITEM 2(c).	CITIZENSHIP:

United States

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A ordinary shares. Each Class B ordinary share held by the reporting person is convertible into one Class A ordinary share at the option of the holder at any time.

ITEM 2(e).	CUSIP NO.:

759892102

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the issuer by the reporting persons is provided as of December 31, 2014. The table below is prepared based on 720,040,971 shares of Class A ordinary shares and 305,388,450 shares of Class B ordinary shares outstanding at December 31, 2014:

Reporting Person: Joseph Chen	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an As-converted Basis	Percentage of Aggregate Voting Power(4)
(a) Amount beneficially owned:	283,668,287(1)	170,258,970	283,668,287(1)	--
(b) Percent of class:	31.4%(1)(2)	55.8%	27.3%(3)	47.9%(4)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	283,668,287(1)	170,258,970	283,668,287(1)	--
(ii) Shared power to vote or to direct the vote	0	0	0	--
(iii) Sole power to dispose or to direct the disposition of	283,668,287(1)	170,258,970	283,668,287(1)	--
(iv) Shared power to dispose or to direct the disposition of	0	0	0	--

Notes:

(1)	Represents 56,933,383 Class A ordinary shares, 43,066,617 Class A ordinary shares represented by 14,355,539 American depositary shares, 170,258,970 Class B ordinary shares and 13,409,317 options to purchase Class A ordinary shares exercisable within 60 days of December 31, 2014 held by the reporting person. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares owned by such person. Consequently, all Class A ordinary shares amounts and percentages are inclusive of the Class B ordinary shares amounts and percentages set forth herein.
(2)	To derive this percentage, (x) the numerator is the sum of (i) 56,933,383, being the number of Class A ordinary shares held by the reporting person, (ii) 43,066,617, being the number of Class A ordinary shares represented by American depositary shares held by the reporting person, (iii) 170,258,970, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person and (iv) 13,409,317, being the number of options to purchase Class A ordinary shares exercisable by the reporting person within 60 days of December 31, 2014, and (y) the denominator is the sum of (i) 720,040,971, being the total number of the issuer’s Class A ordinary shares outstanding at December 31, 2014, (ii) 170,258,970, being the number of Class A ordinary shares that the reporting person has the rights to acquire upon conversion of the same number of Class B ordinary shares held by the reporting person and (iii) 13,409,317, being the number of options to purchase Class A ordinary shares exercisable by the reporting person within 60 days of December 31, 2014.
(3)	To derive this percentage, (x) the numerator is the sum of (i) 56,933,383, being the number of Class A ordinary shares held by the reporting person, (ii) 43,066,617, being the number of Class A ordinary shares represented by American depositary shares held by the reporting person, (iii) 170,258,970, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person and (iv) 13,409,317, being the number of options to purchase Class A ordinary shares exercisable by the reporting person within 60 days of December 31, 2014, and (y) the denominator is the sum of (i) 720,040,971, being the total number of the issuer’s Class A ordinary shares outstanding at December 31, 2014, (ii) 305,388,450, being the total number of the issuer’s Class B ordinary shares outstanding at December 31, 2014 that are convertible into the same number of Class A ordinary shares and (iii) 13,409,317, being the number of options to purchase Class A ordinary shares exercisable by the reporting person within 60 days of December 31, 2014.
(4)	Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of the issuer’s Class A and Class B ordinary shares on an as-converted basis. Each holder of the issuer’s Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of the issuer’s Class B ordinary shares is entitled to ten votes per Class B ordinary share.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATION

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2015

By:	/s/ Joseph Chen
Name: Joseph Chen